(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED JUNE 30, 2012 AND 2011

(Expressed in Canadian dollars)
(Unaudited)

Notice of Non-review of Interim Financial Statements

 The attached condensed consolidated interim financial statements for the period ended June 30, 2012 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.  The Company’s independent auditor has not performed a review of these interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	June 30,	March 31,
	2012	2012
Assets

Current Assets
Cash	$581,571	$292,501
Short-term investments	476,402	175,429
Amounts receivable and prepaid expenses (Note 3)	55,833	87,679
	1,113,806	555,609
Non-current Assets
Deposits, related party (Note 6(a))	27,332	189,963
Exploration and evaluation assets (Note 4)	97,080	97,080
Foreign value-added taxes recoverable	25,319	497,865
Equipment	53,009	59,566
Investment in associate	1	1
Reclamation deposits	15,000	15,000
Total Assets	$1,331,547	$1,415,084

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 5)	$127,289	$157,941
Accounts payable, related parties (Note 6)	39,078	88,890
Total Liabilities	166,367	246,831

Shareholders’ Equity
Share capital (Note 8)	33,066,916	32,589,847
Warrant reserve	2,764,218	2,836,637
Share-based payments reserve (Note 8)	4,510,593	4,506,782
Deficit	(39,176,547)	(38,765,013)
Total Shareholders’ Equity	1,165,180	1,168,253
Total Liabilities and Shareholders’ Equity	$1,331,547	$1,415,084

Nature of operations and going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on August 28, 2012 by:

/s/Michael O’Connor	/s/Robin Merrifield
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30,
	2012	2011
Revenue
Interest	$1,194	$11,715
Total Revenue	$1,194	$11,715
Expenses
Consulting and director fees	21,511	7,500
Exploration Costs (Note 12)	145,306	1,278,029
Foreign exchange loss	(2,672)	11,336
General and administrative (Note 7)	58,943	(175,277)
Professional fees	34,432	56,766
Salaries and benefits	96,037	86,916
Shareholder communications	55,360	138,951
Share-based payments	3,811	335,475
Unrealized losses on marketable securities	--	2,647
Write-down of exploration and evaluation assets	--	261,974

Total expenses	(412,728)	(2,004,317)

Net Loss and Comprehensive Loss for the Period	(411,534)	(1,992,602)

Loss per Share, Basic and Diluted	$0.00	$(0.01)

Weighted Average Number of Shares Outstanding – Basic and Diluted	154,984,604	151,813,340

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statement of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

	Common Shares Without Par Value		Warrant	Share-based
	Shares	Amount	Reserve	Payments Reserve	Deficit	Total Equity
Balance, April 1, 2011	149,464,345	$32,110,200	$2,922,556	$4,035,325	$(33,881,723)	$5,186,358
Warrants exercised	2,598,571	329,615	(69,759)	--	--	259,856
Options exercised	100,000	20,772	--	(8,772)	--	12,000
Share-based payments	--	--	--	335,475	--	335,475
Net loss for the period	--	--	--	--	(1,992,602)	(1,992,602)
Balance, June 30, 2011	152,162,916	32,460,587	2,852,797	4,362,028	(35,874,325)	3,801,087

Balance, April 1, 2012	152,642,916	32,589,847	2,836,637	4,506,782	(38,765,013)	1,168,253
Warrants exercised	2,697,666	477,069	(72,419)	--	--	404,650
Share-based payments	--	--	--	3,811	--	3,811
Net loss for the period	--	--	--	--	(411,534)	(411,534)

Balance, June 30, 2012	155,340,582	$33,066,916	$2,764,218	$4,510,593	$(39,176,547)	$1,165,180

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended June 30,
	2012	2011
Cash provided by (used in):

Operations
Net loss for the period	$(411,534)	$(1,992,602)
Items not involving cash
Depreciation	6,557	5,790
Share-based payments	3,811	335,475
Foreign exchange	25,122	--
Write-off of exploration and evaluation assets	--	261,974
Unrealized loss on marketable securities	--	2,647
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	31,847	(38,794)
Foreign value-added taxes recoverable	447,424	(153,679)
Accounts payable and accrued liabilities	(30,652)	277,298
Accounts payable, related parties	112,818	--
Cash provided by (used in) operating activities	185,393	(1,301,891)
Investing activities
Proceeds on sale of short-term investments	(299,571)	1,586,906
Interest on short-term investments	(1,402)	(16,093)
Equipment acquisitions	--	(2,995)
Cash provided by (used in) investing activities	(300,973)	1,567,818
Financing activities
Common shares	404,650	271,856
Net settlements with related party	--	(476,445)
Cash provided by (used in) financing activities	404,650	(204,589)

Increase in cash during the period	289,070	61,338

Cash, beginning of period	292,501	448,109

Cash, end of period	$581,571	$509,447

Supplemental information
Non-cash portion of warrants exercised	$72,419	$69,759
Non-cash portion of stock options exercised	--	8,772

   The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.           Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is 1400 – 570 Granville Street, Vancouver, B.C., Canada, V6P 3P1.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed consolidated interim financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s March 31, 2012 consolidated annual audited financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.           Significant Accounting Policies (Continued)

              (c)  New Standards Not Yet Adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the period ended June 30, 2012:

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(iii)
• IFRS 10	New standard to establish principles for the presentation and preparation of consolidated financial statements when an entity controls multiple entities(i)
• IFRS 11	New standard to account for the rights and obligations in accordance with a joint agreement(i)
• IFRS 12	New standard for the disclosure of interests in other entities not within the scope of IFRS 9/IAS 39(i)
• IFRS 13	New standard on the measurement and disclosure of fair value(i)
• IAS 1 (Amendment)	Presentation of other comprehensive income(ii)
• IAS 28 (Amendment)	New standard issued that supersedes IAS 28 (2003) to prescribe the accounting for investments in associates and joint ventures(i)

(i)	Effective for annual periods beginning on or after January 1, 2013
(ii)	Effective for annual periods beginning on or after July 1, 2012
(iii)	Effective for annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

3.           Amounts Receivable and Prepaid Expenses

	June 30,	March 31,
	2012	2012
Harmonized Sales Tax receivable	$28,165	$35,597
Prepayments and amounts receivable	27,668	52,082
Total	$55,833	$87,679

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13.  Property payments made on the Company’s mineral property interests during the three months ended June 30, 2012 and the year ended March 31, 2012, are included in the table below.

	Goldsmith		Kaslo
	And Other	Manitoba	Silver	Total
	Properties	Properties,	Property,	Acquisition
	BC (a)	Manitoba (b)	BC (c)	Costs
Balance, March 31, 2011	$213,237	$270,367	$1	$483,605
Additions	287	54,000	--	54,287
Write-downs	(213,524)	(227,287)	(1)	(440,812)
Balance, March 31, 2012 and June 30, 2012	$--	$97,080	$--	97,080

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(b)	Manitoba Properties

              (i)   Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to $Nil as there are no future plans to continue with exploration.

              (ii)   Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property has been written down to $Nil as there are no future plans to continue with exploration.

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets (Continued)

(c)	Kaslo Silver Property, Kaslo, British Columbia, Canada

 The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  Although the Company plans a review of geological data compiled to   date, and a property site visit was done during the year ended March 31, 2012, the property was written down to $Nil as no significant exploration work is planned for fiscal 2013.

(d)	Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio”), located in Nayarit, Mexico.  Neuva Milenio had previously been fully written down and all current exploration costs have been charged to the Statement of Operations (Note 12).

5.           Accounts Payable and Accrued Liabilities

	June 30, 2012	March 31, 2012

Trade payables	$7,070	$42,760
Accrued liabilities	120,219	115,181
Totals	$127,289	$157,941

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

6.           Related Party Transactions and Balances

  Remuneration of directors and key management personnel of the Company was as follows for the three months ended June 30, 2012 and 2011:

	Three months ended June 30,
	2012	2011
Cream Minerals Limited
Salaries and benefits	$75,352	$69,412
Directors fees (1)	19,750	--
Share-based payments (1)	--	254,949
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	30,000	30,000

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

6.           Related Party Transactions and Balances (Continued)

Other related party transactions for the three months ended June 30, 2012 and 2011 and related party balances as at June 30, 2012 and March 31, 2012 were as follows:

	Three months ended June 30,
	2012	2011
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$145,206	$128,999
Consulting and directors fees (b)	--	7,500

Balances at:	June 30, 2012	March 31, 2012
Quorum (a)
Deposits	$27,332	$189,963
Payables:
Quorum (a)	--	59,008
Directors (c)	39,078	29,882

(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.

During the three months ended June 30, 2012, the shareholders of Quorum made the decision to wind up the company effective August 31, 2012.

(b)
Included in consulting and directors fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

7.           Expenses by Nature

Included in general and administrative expenses are the following:

	Three months ended June 30,
	2012	2011
Amortization	$744	$331
Office and administration	58,199	(179,822)
Travel and conferences	--	16,696
Property investigation	--	(12,482)
Totals	$58,943	$(175,277)

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.           Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

155,340,582 common shares (2011 – 152,162,916).

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years.

Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

There were no stock options granted during the three months ended June 30, 2012.  The following table summarizes information on stock options outstanding at June 30, 2012:

Exercise Price	Number Outstanding	Number Exercisable	Average Remaining Contractual Life
$0.50 $0.12 $0.38 $0.22 $0.23 $0.16	150,000 1,560,000 5,775,000 600,000 500,000 1,200,000	150,000 1,560,000 5,775,000 600,000 375,000 1,200,000	0.43 years 1.62 years 3.68 years 3.92 years 3.93 years 3.98 years
	9,785,000	9,785,000	3.37 years

A summary of the changes in stock options for the three months ended June 30, 2012 and the year ended March 31, 2012 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2011	9,906,500	$0.36
Granted	2,300,000	0.19
Exercised	(100,000)	0.12
Cancelled/forfeited	(720,000)	0.48
Balance, March 31, 2012	11,386,500	0.32
Expired	(1,001,500)	0.50
Cancelled/forfeited	(600,000)	0.38
Vested and exercisable at June 30, 2012	9,785,000	$0.30

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.           Share Capital (Continued)

Warrants

As at June 30, 2012, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
40,900,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
44,650,000

A summary of the changes in warrants for the three months ended June 30, 2012 and the year ended March 31, 2012, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2011	53,407,071	$0.22
Exercised	(2,998,571)	0.16
Balance, March 31, 2012	50,408,500	0.22
Exercised	(2,697,666)	0.15
Expired	(3,060,834)	0.15
Balance, June 30, 2012	44,650,000	$0.23

9.           Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Statement of Financial Position June 30, 2012	Canada	Mexico	Total
Total Assets	$715,392	$616,155	$1,331,547
Current Assets	$625,716	$488,090	$1,113,806
Long-term Assets	$89,676	$128,065	$217,741

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.           Segmented Information (Continued)

Statement of Financial Position March 31, 2012	Canada	Mexico	Total
Total Assets	$729,798	$685,286	$1,415,084
Current Assets	$476,747	$78,862	$555,609
Long-term Assets	$245,508	$613,967	$859,475

Segmented expenses by geographical location are as follows:

June 30, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$81,326	$63,980	$145,306
Other expenses	270,094	--	270,094
Total expenses	$351,420	$63,980	$415,400

June 30, 2011	Canada	Mexico	Total
Exploration and evaluation costs	$30,390	$1,247,639	$1,278,029
Other expenses	714,573	--	714,573
Total expenses	$744,963	$1,247,639	$1,992,602

10.           Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value.  Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at March 31, 2012, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010 and categorized into levels of the fair value hierarchy:

		June 30, 2012		March 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash (a)	1	$581,571	$581,571	$292,501	$292,501
Short-term investments (a)	1	476,402	476,402	175,429	175,429
Amounts receivable and prepaid expenses (a)	1	55,833	55,833	87,679	87,679
Investment in associate (b)	3	1	1	1	1
Accounts payable and accrued liabilities (a)	2	127,289	127,289	157,941	157,941
Accounts payable, related parties (a)	2	39,078	39,078	88,890	88,890

a)	Fair value approximates the carrying amounts due to the short-term nature.
b)	Investment relates to Quorum.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

There were no other transfers from level 1 and 2 during the periods ended June 30, 2012 and March 31, 2012.  There have been no transfers in or out of level 3, or changes in fair value measurements of financial instruments classified as level 3 for the periods ended June 30, 2012 and March 31, 2012.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	June 30, 2012	March 31, 2012
Amounts receivable
Due within 90 days	$28,165	$35,597
Deposits, related party	27,332	189,963
	$55,497	$225,560
Cash	581,571	292,501
Short-term investments	476,402	175,429
	$1,113,470	$693,490

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended June 30, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2012 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the three months ended June 30, 2012, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at June 30, 2012 and March 31, 2012 and are summarized as follows:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

	June 30, 2012	March 31, 2012
Cash	$581,571	$292,501
Short-term investments	476,402	175,429
Amounts receivable - Within 90 days or less	28,165	35,597
Deposits from related party - In later than 90 days, not less than on year	27,332	189,963
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	127,289	157,941
Due to related parties with contractual maturities - Within 90 days or less	39,078	88,890

Interest rate risk

The Company has no significant exposure at June 30, 2012 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2012	March 31, 2012
U.S. Dollars
Cash	$39,344	$146,487
Accounts payable and accrued liabilities	--	(14,137)
Mexican Pesos
Cash	483,486	8,316
Value-added taxes recoverable	25,319	497,865
Accounts payable and accrued liabilities	(216)	(10,881)

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

10.           Financial Instruments and Risk Management (Continued)

Currency risk (Continued)

Based on the above net exposures at June 30, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $3,934 (2011 - $790) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $50,859 (2011 – $31,003) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at June 30, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at June 30, 2012 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

11.           Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	June 30, 2012	March 31, 2012
Shareholders’ Equity is comprised of:
Share capital	$33,066,916	$32,589,847
Warrant reserve	2,764,218	2,836,637
Share-based payments reserve	4,510,593	4,506,782
Deficit	(39,176,547)	(38,765,013)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the three month period ended June 30, 2012.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

12.         Exploration Costs

Three months ended June 30, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2012
Incurred during the period
Assays and analysis	$--	$--	$909	$909
Geological and geophysical	--	2,500	95,933	98,433
Site activities	2,261	35	39,230	41,526
Travel and accommodation	--	--	4,438	4,438
Total Expenses June 30, 2012	$2,261	$2,535	$140,510	$145,306

For the three months ended June 30, 2011	Nuevo Milenio Property, Mexico	Total June 30, 2011
Incurred during the period
Assays and analysis	$44,219	$44,219
Drilling	1,129,278	1,129,278
Geological and geophysical	57,266	57,266
Site activities	40,450	40,450
Travel and accommodation	6,816	6,816
Total Expenses June 30, 2011	$1,278,029	$1,278,029